SLB Limited (SLB N.V.) 5599 San Felipe Houston, Texas 77056

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

26 January 2026

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SLB Limited (SLB N.V.) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, which was filed with the U.S. Securities and Exchange Commission on January 23, 2026. Such disclosure appears on page 62 of the Annual Report on Form 10-K and is incorporated by reference herein.

Sincerely,

/s/ Bryan Galloway
Bryan Galloway
Assistant Secretary